SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of January 2003
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  x      Form 40-F
                                        ---               ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes                No
                                        ---               ---

Enclosures:

1. Press release dated January 22, 2003

             OTE Announces Board Approval of Acquisition
                   of Majority Stake in RomTelecom

     ATHENS, Greece--(BUSINESS WIRE)--Jan. 22, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its Board of Directors approved the terms of the agreements reached with the Romanian Ministry of Communications and Information Technology ("MCIT") on the transaction regarding the acquisition by OTE of additional shares in RomTelecom as announced on November 1, 2002. The approval has taken place after the Romanian Telecommunications Regulator ("ANRC") has introduced at the beginning of 2003 an interconnection tariff regime satisfactory to RomTelecom. The terms of the transaction remain unchanged compared to those announced on November 1, 2002. The transaction includes a $243 million increase of RomTelecom's capital, to be fully subscribed by OTE. This amount includes approximately $98 million of conversion of debt owed by RomTelecom to OTE into equity (Euro55 million representing a bridge loan from OTE to RomTelecom and $43 million representing trade payables by RomTelecom to
OTE). OTE will also acquire a further stake in RomTelecom from the MCIT for approximately $31 million. Following the completion of these transactions OTE will reach a 54.01% ownership of the expanded share capital. For the purpose of these transactions, a valuation of RomTelecom's equity of $750 million, prior to the capital increase, has been agreed.

     Formal closing of the transaction is expected no later than the end of February.
     Lefteris Antonacopoulos, OTE's Chairman and CEO, noted "we are pleased to announce the conclusion of our negotiations with the Romanian government with a satisfactory outcome for all parties. We believe that this transaction is a positive development for both sides and provides a strong base for the transformation of RomTelecom into a modern profitable organization offering high quality telecommunications services to individual and business customers in Romania. At the same time, this agreement is in line with our strategy focusing on investments in Southeastern Europe that offer long term value."
     Information regarding aspects of RomTelecom's strategic plan is expected to be disseminated on Friday, 24 January, following the approval of the final agreement documents by the Romanian Government.

     About OTE

     OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
     Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

     Additional Information is also available on http://www.ote.gr.

     Forward-looking statement

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.

    CONTACT: OTE
             George Rallis
             Investor Relations Officer,
             Tel: +30 210 611 5888;
             email: grallis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations,
             Tel: +30 210 611 1428;
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400,
             New York: +1 212-889-4350;
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 22 January 2003              By: /s/ Dimitris Kouvatos
                                       ---------------------
                                   Name: Dimitris Kouvatos
                                   Title: Chief Financial Officer